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As filed with the Securities and Exchange Commission on February 27, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 6)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Adobe Systems Incorporated
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.0001 per share
(Title of Class of Securities)

00724F-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

Bruce R. Chizen
Chief Executive Officer and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704
(408) 536-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Karen O. Cottle, Esq. Senior Vice President, General Counsel and Corporate Secretary Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110-2704 (408) 536-6000	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,768,100	$404

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options (or portions thereof) to purchase 146,106 shares of common stock of Adobe Systems Incorporated having an aggregate value of $3,768,100 as of December 21, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $404	Filing Party: Adobe Systems Incorporated
	Form or Registration No.: 005-39394	Date Filed: January 4, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 6 to the Schedule TO amends and supplements the Offer to Amend Eligible Options (the "Offering Memorandum") filed with the Securities and Exchange Commission (the "SEC") on January 4, 2007, as amended by Amendment No. 1 thereto filed with the SEC on January 9, 2007, Amendment No. 2 thereto filed with the SEC on February 1, 2007, Amendment No. 3 filed with the SEC on February 7, 2007, Amendment No. 4 filed with the SEC on February 9, 2007 and Amendment No. 5 filed with the SEC on February 20, 2007, in connection with Adobe System Incorporated's (the "Company") offer to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. Except as amended and supplemented hereby and by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto, all terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

        The Offering Memorandum filed as Exhibit 99.(a)(1)(A) of the Schedule TO is hereby amended and restated as follows:

Offer to Amend Eligible Options Introduction.

        The first and last page of the introduction to the Offering Memorandum are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Risk Factors Relating to the Offer.

        The "Procedural Risks" to the Offering Memorandum are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Summary Term Sheet and Frequently Asked Questions.

        Questions 35, 37, 38 and 44 of the Frequently Asked Questions are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 1.    Eligible Optionees; Eligible Options; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification.

        The Sections entitled "The Amended Options" and "Expiration and Extension of Offer" of Item 1 of the Offering Memorandum are hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 4.    Procedures for Amending Eligible Options.

        The Section entitled "Making Your Election" of Item 4 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 5.    Change in Election.

        Item 5 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 6.    Acceptance of Eligible Options for Amendment.

        The Section entitled "Acceptance of Election Forms" of Item 6 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 7.    Conditions of the Offer.

        Item 7 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 13.    Extension of Offer; Termination; Amendment.

        Item 13 of the Offering Memorandum is hereby amended by the information set forth in Item 17 below, which information is incorporated herein by reference.

Item 17.    Additional Information.

        Item 17 of the Offering Memorandum is hereby amended and restated to include the following paragraph as the first paragraph to Item 17 as follows:

          "On February 27, 2007, Adobe will distribute to Eligible Optionees a notice of extension, a copy of which is attached as Exhibit 99.(a)(1)(P) to the Schedule TO filed with the SEC and is incorporated herein by reference, announcing that Adobe is extending the Offer, upon the terms and subject to the conditions set forth in the Offering Memorandum, until 11:59 p.m., Pacific Time, on Friday, March 2, 2007, in connection with the SEC's pending review of the Offer. The Offer had been previously scheduled to expire at 11:59 p.m., Pacific Time, on Thursday, February 1, 2007. On February 1, 2007, we extended the Offer until 11:59 p.m., Pacific Time, on Thursday, February 8, 2007, on February 7, 2007, we extended the Offer until 11:59 p.m., Pacific Time, on Friday, February 9, 2007, on February 9, 2007, we extended the Offer until 11:59 p.m., Pacific Time, on Tuesday, February 20, 2007, and on February 20, 2007, we extended the Offer until 11:59 p.m., Pacific Time, on Tuesday, February 27, 2007. All references in the Offering Memorandum and the other Offer documents filed with the SEC to the "Expiration Time" shall now mean 11:59 p.m., Pacific Time, on Friday, March 2, 2007.

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)*	Email of Announcement of Tender Offer.
99.(a)(1)(C)*	Form of Email Regarding Election Form.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K/A, for its fiscal year ended December 1, 2006, filed with the SEC on February 6, 2007, and incorporated herein by reference.
99.(a)(1)(J)	Reserved.
99.(a)(1)(K)**	Deloitte Tax LLP Employee Presentation Materials.
99.(a)(1)(L)***	Email of Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(M)****	Email of Extension of Expiration Time of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.
99.(a)(1)(N)*****	Email of Third Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(O)******	Email of Fourth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(P)	Email of Fifth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(b)	Not applicable.
99.(d)(1)(A)	Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)	Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)	Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed with the Schedule TO filed with the SEC on January 4, 2007, and incorporated herein by reference.

**
Previously filed with the Schedule TO/A filed with the SEC on January 9, 2007, and incorporated herein by reference.

***
Previously filed with the Schedule TO/A filed with the SEC on February 1, 2007, and incorporated herein by reference.

****
Previously filed with the Schedule TO/A filed with the SEC on February 7, 2007, and incorporated herein by reference.

*****
Previously filed with the Schedule TO/A filed with the SEC on February 9, 2007, and incorporated herein by reference.

******
Previously filed with the Schedule TO/A filed with the SEC on February 20, 2007, and incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2007

ADOBE SYSTEMS INCORPORATED
By:	/s/ KAREN O. COTTLE
Karen O. Cottle, Senior Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

        The Index of Exhibits to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options, dated January 4, 2007.
99.(a)(1)(B)*	Email of Announcement of Tender Offer.
99.(a)(1)(C)*	Form of Email Regarding Election Form.
99.(a)(1)(D)*	Form of Election Form.
99.(a)(1)(E)*	Form of Email Regarding Failure to Make an Election.
99.(a)(1)(F)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).
99.(a)(1)(G)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants).
99.(a)(1)(H)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants).
99.(a)(1)(I)	Adobe Systems Incorporated's Annual Report on Form 10-K/A, for its fiscal year ended December 1, 2006, filed with the SEC on February 6, 2007, and incorporated herein by reference.
99.(a)(1)(J)	Reserved.
99.(a)(1)(K)**	Deloitte Tax LLP Employee Presentation Materials.
99.(a)(1)(L)***	Email of Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(M)****	Email of Extension of Expiration Time of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.
99.(a)(1)(N)*****	Email of Third Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(O)******	Email of Fourth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(a)(1)(P)	Email of Fifth Extension of Expiration Time of the Offer to Amend Eligible Options.
99.(b)	Not applicable.
99.(d)(1)(A)	Adobe Systems Incorporated 1994 Stock Option Plan, as amended, filed as Exhibit 10.40 to the Registration Statement on Form S-8, filed with the SEC on May 30, 1997 and incorporated herein by reference.
99.(d)(1)(B)	Adobe Systems Incorporated 2003 Equity Incentive Plan, as amended, filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2005 and incorporated herein by reference.
99.(d)(1)(C)	Forms of Stock Option and Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan, filed as Exhibit 10.11 to the Quarterly Report on Form 10-Q for the quarter ended September 3, 2004, filed with the SEC on October 7, 2004 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed with the Schedule TO filed with the SEC on January 4, 2007, and incorporated herein by reference.

**
Previously filed with the Schedule TO/A filed with the SEC on January 9, 2007, and incorporated herein by reference.

***
Previously filed with the Schedule TO/A filed with the SEC on February 1, 2007, and incorporated herein by reference.

****
Previously filed with the Schedule TO/A filed with the SEC on February 7, 2007, and incorporated herein by reference.

*****
Previously filed with the Schedule TO/A filed with the SEC on February 9, 2007, and incorporated herein by reference.

******
Previously filed with the Schedule TO/A filed with the SEC on February 20, 2007, and incorporated herein by reference.

QuickLinks

  Item 1. Eligible Optionees; Eligible Options; The Proposed Amendment; The Amended Options; Expiration and Extension of Offer; Notification.
  Item 4. Procedures for Amending Eligible Options.
  Item 5. Change in Election.
  Item 6. Acceptance of Eligible Options for Amendment.
  Item 7. Conditions of the Offer.
  Item 13. Extension of Offer; Termination; Amendment.
  Item 17. Additional Information.
  ITEM 12. EXHIBITS.
SIGNATURES
INDEX OF EXHIBITS